Exhibit 99.1

YM BIOSCIENCES EXPANDS DEVELOPMENT PROGRAM FOR LEAD CANCER DRUG
- YM Partners with Shin Poong Pharmaceutical Co. to Develop Tesmilifene for Gastric Cancer -

MISSISSAUGA, Canada - January 31, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer drug development company, today announced that it has partnered with the Shin Poong Pharmaceutical Company of Seoul, Korea to expand the development program for its lead drug, tesmilifene, into gastric cancer.

"This agreement is the first key milestone in our strategy to expand tesmilifene’s market potential both geographically and by demonstrating its efficacy in additional cancer patient populations beyond metastatic breast and hormone-refractory prostate cancer, the indications for which clinical trials have concentrated to date," said David Allan, Chairman and CEO of YM BioSciences. "Shin Poong management have advised us that they expect tesmilifene could be launched as early as 2008 for the treatment of gastric cancer, a fast follower to tesmilifene’s late-stage program in breast cancer."

The two companies will form a Joint Development Team to oversee the development of tesmilifene in gastric cancer. Shin Poong will fully fund development costs and provide an undisclosed amount of up-front, milestone and royalty payments. In addition, Shin Poong will launch a bridging study in the local population in calendar 2005 in order to allow the breast cancer indication currently under study by YM to be launched in Korea and other Asian countries. Shin Poong recently completed recruitment for a gastric cancer study with its proprietary taxane drug, Padexol®.

"Shin Poong has significant experience developing therapeutics for gastric cancer, making it the ideal partner for YM to work with in this area," said Sean Thompson, Director of Corporate Development for YM BioSciences. "Because Korean drug development practices conform to International Committee for Harmonization (ICH) standards, the data from this program will form an important part of the global regulatory dossier for tesmilifene in this indication."

Gastric cancer is a significant disease in East Asian populations. While more than 25,000 cases of gastric cancer are diagnosed annually in the United States and more than 50,000 in Western Europe, approximately 110,000 cases are diagnosed annually in Japan and approximately 58,000 cases are diagnosed annually in Korea. The principal treatment for gastric cancer, a disease with poor prognosis and a five-year survival rate of only 20%, is surgery which may be used in combination with chemotherapy in Stage III/IV disease. Doxorubicin is used in combination with other cytotoxic agents in these chemotherapeutic approaches.

Tesmilifene has been demonstrated to improve the effect of the known chemotherapies in cancer. In the previous Phase III clinical trial, the combination of tesmilifene with doxorubicin demonstrated a very significant increase in the overall survival of women with metastatic or recurrent breast cancer compared to those treated with doxorubicin alone. The success of that trial is the basis for combining tesmilifene with a doxorubicin containing regimen in the upcoming gastric cancer trials.

About Shin Poong
Shin Poong Pharmaceutical Company is a publicly traded company established in 1962 in Seoul, South Korea. It is a top ranked marketer of pharmaceuticals in Korea and has a leading position in oncology through its Oncology Business Unit. It has manufacturing operations in five countries and 1,350 employees in manufacturing, R&D, sales and marketing. The company is collaborating with the World Health Organization on the development of a novel anti-malarial drug.

About YM BioSciences
YM BioSciences Inc. is a cancer drug development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial in the same indication demonstrated a substantial increase in survival for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, demonstrating that tesmilifene significantly enhanced the therapeutic effect of chemotherapy. In addition to tesmilifene, the Company is developing TheraCIM h-R3, an EGFr humanized monoclonal antibody on which Phase II clinical data have recently been released in pediatric glioma and nasopharyngeal cancer, and for which Phase III IND applications have been filed. The Company also has a GnRH anti-cancer vaccine in that is in earlier stage clinical trials.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, The Equicom Group Inc.	Carolyn McEwen, YM BioSciences Inc.
Tel. 416-815-0700 x 229	Tel. 905-629-9761 Fax 905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com